May 22, 2009

Dear Fellow Shareholder:

On behalf of Continental’s Board of Directors, I am pleased to report on the substantial progress made by the Company in preparation for the upcoming Annual General Meeting to be held on June 24, 2009. A copy of the proxy materials for the AGM is attached. Please review this information and return your proxy in accordance with the instructions in the circular. If you have any questions about this procedure, please contact our Investor Services department at 604-684-6365 or toll-free 1-800-667-2114.

2008 was a significant year for Continental. Project work was dedicated to advancing the important engineering and permitting phases for the Xietongmen Copper-Gold Project.

The Xietongmen deposit, discovered in 2005, hosts 219.8 million tonnes of measured and indicated resources grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver, containing 2 billion pounds of copper and 4.3 million ounces of gold at a 0.15% copper cut-off. A Feasibility Study in 2007 proposed a 40,000 tonnes per day conventional mill and open pit mining operation for Xietongmen, producing 116 million pounds of copper, 190,000 ounces of gold and 1.73 million ounces of silver per year over a 14 year mine life1.

Over the past 12 to 18 months, the Company has:

  Completed its mining license application for the Xietongmen Project: The application is currently in the submission process.
  Advanced project optimization, engineering and costing work: Continental’s own in- house engineering team, working with Chinese design institutes and international consulting firms, are completing the detailed preparations for construction of a mine at the Company’s Xietongmen copper-gold deposit, once permitting is in place.
  Established a Project finance debt facility: Standard Bank Plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China, were engaged as underwriters and mandated lead arrangers.
  Advanced the environmental and socio-economic impact assessment (ESIA) report for the Project: The ESIA incorporates extensive baseline data, impact assessment and monitoring programs for the mine site design. The report is scheduled for completion in the second quarter of 2009.
  Continued community consultation, designed to identify and deliver programs that reflect local priorities: In 2008 and early 2009, 28 scholarships for post-secondary education were awarded, supplies and equipment were provided to local schools and health clinics and greenhouses were constructed for local villages. At request of local villagers, advanced construction of new housing is taking place prior to the completion of the resettlement plan. Additional agricultural and community health programs are planned in 2009.

The Xietongmen property hosts at least two copper-gold deposits. In May 2009, we announced significant mineral resources for the second deposit discovery the Newtongmen copper-gold deposit. Results of the estimate2 at a 0.20% copper cut-off include:

  Indicated mineral resources of 388.9 million tonnes grading 0.32% copper, 0.18 g/t gold and 0.87 g/t silver, containing 2.8 billion pounds of copper, 2.3 million ounces of gold and 10.8 million ounces of silver.
  Inferred mineral resources of 264.8 million tonnes grading 0.29% copper, 0.07 g/t gold and 0.12 g/t silver, containing 1.7 billion pounds of copper, 0.6 million ounces of gold and 1.0 million ounces of silver.

The Newtongmen deposit remains open to expansion in three lateral directions and at depth.

In 2009, our main efforts will be directed toward engineering and permitting to enable mine construction to commence at the Xietongmen deposit. This work would be followed by additional drilling at Newtongmen where there is excellent potential to extend the mine life with the development of this deposit.

On May 1, 2009, Continental’s Board of Directors announced its approval of the adoption of a Shareholders Rights Plan. The Board believes ratification of the Rights Plan by Shareholders is in the best interests of the Company and strongly urges you to vote in favour of it. The primary objectives of the Rights Plan are to ensure that all Shareholders of the Company will be treated fairly in connection with any take-over bid for the Company by:

(a)	Providing Shareholders with adequate time to properly assess a take-over bid without undue pressure; and

(b)	Providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

If you have any questions about the Shareholders Rights Plan or the other proxy materials, please contact our Investor Services department.

The upcoming Annual Meeting is an opportunity to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely,

/s/ D. J. Copeland

David J. Copeland, P. Eng.
President and CEO

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1 The 2007 Feasibility study was completed by Aker Kvaerner E&C, based on a copper price of US$1.50/lb, a gold price of US$500/oz and a silver price of US$8.50/oz and 182 million tonnes of proven and probable mineral reserves, which are included within the stated mineral resources. The January 2007 Xietongmen mineral resource estimate was audited by Ian Chisholm, P.Eng., an independent Qualified Person.
2 The May 2009 Newtongmen mineral resource estimate was prepared using geostatistical methods by Greg Mosher, P.Geo., of Wardrop Engineering, an independent Qualified Person.